FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

25 January 2012

HSBC TO SELL RETAIL BANKING AND WEALTH MANAGEMENT BUSINESS IN THAILAND

The Hongkong and Shanghai Banking Corporation Limited, an indirect wholly owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its Retail Banking and Wealth Management business in Thailand to Bank of Ayudhya Public Company Limited ("BAY").

The value of the gross assets being sold was approximately THB17.5bn (approximately US$553m) at 31 December 2011.

The transaction, which is subject to various conditions, including regulatory approvals and approval by the shareholders of BAY, is expected to complete during the first half of 2012 and represents further progress in the execution of HSBC's strategy outlined at the Investor Day in May 2011.

Media enquiries to:

Brendan McNamara	+44 (0)20 7991 0655	brendan.mcnamara@hsbc.com
Margrit Chang	+852 6822 7203	margritchang@hsbc.com.hk
Laine Santana	+852 6792 8255	lainesantana@hsbc.com

Investor Relations enquiries to:

London
Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 25 January 2012